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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



For the month of                            July                         2006
                          ------------------------------------------    --------
Commission File Number                    001-32748
                          ------------------------------------------

                            CORRIENTE RESOURCES INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


    520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
--------------------------------------------------------------------------------
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            Form 20-F                    Form 40-F          X
                        -------------                -------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                         No      X
                       ------------              ------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________


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

DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document
     --------
        1.          News release, dated July 10, 2006.

                                                                      DOCUMENT 1

CORRIENTE
RESOURCES INC.                           ------------------------------------
                                        |  Disclosure statements as required |
                                        |  by National Instrument 43-101 are |
                                        |  available at our website          |
                                        |  www.corriente.com                 |
                                         ------------------------------------



                                 "NEWS RELEASE"
For Immediate Release                                           July 10, 2006
---------------------
TSX: CTQ, AMEX: ETQ


          MIRADOR NORTE DRILLING IDENTIFIES SIGNIFICANT COPPER DEPOSIT
                    ADJACENT TO MIRADOR COPPER-GOLD PROJECT

Assays have been received from the most recent program of drilling at Mirador Norte, a newly discovered zone of porphyry copper mineralization located approximately 3 km northwest of the planned Mirador open pit. DRILLING SUCCESSFULLY OUTLINED AN APPROXIMATELY 1200 X 300 X 250 METRE CONTIGUOUS ZONE OF COPPER MINERALIZATION ABOVE A 0.4% COPPER CUTOFF. This body is exposed at the surface but open for expansion at depth and to the south. The data is presently being reviewed by Mine Development Associates of Reno, Nevada in preparation of a formal mineral resource assessment, which has been initiated.

The close proximity of Mirador Norte to Mirador would allow for ore from Mirador Norte to be processed in the planned Mirador concentrator. This means that the stages of open pit mining at Mirador could include a stage of ore production from Mirador Norte earlier in the life of the mine, which could add a period of higher grades and lower strip ratios to enhance cash flow from the combined operations.

The current round of drilling at Mirador Norte is comprised of 39 holes totaling 6780 metres of core and supplements the previous drilling of 29 holes totaling 6825 metres. All new holes with assays above the 0.4% cutoff are listed below and a complete listing of all assays and a map of the current round of drilling can be found at www.corriente.com. The longest hole drilled at Mirador Norte to date is MN65, which is in the middle of the deposit and over 420 metres in length. HOLE MN65 HAS AN INTERSECTION OF 350 METRES @ 0.52% Cu AND 0.08 G/T Au, WHICH GENERALLY REPRESENTS THE GRADE OF MIRADOR NORTE'S PRIMARY MINERALIZED BODY.

------------------ -------- ----------- ----------- ------------- -------- -------------------
Hole                From        To        Width           Au_ppb     Cu_%         Zone
------------------ -------- ----------- ----------- ------------- -------- -------------------
MN30                     0          17          17             -        -      overburden
angled 60               17          46          29           116     0.13       leached
045 azimuth             46          64          18           112     1.41       enriched
                        64      112.78       48.78            93     0.40       primary
------------------ -------- ----------- ----------- ------------- -------- -------------------

MN31                     0          72          72           148     0.18       leached
angled 60               72         114          42           127     0.53       primary
045 azimuth            114      132.59       18.59           153     0.72       primary
------------------ -------- ----------- ----------- ------------- -------- -------------------

MN34                     0          12          12            63     0.12       leached
angled 75               12         136      124.00            75     0.34       primary
045 azimuth            136         146          10           201     1.42    primary/veins
                       146      159.41       13.41            14     0.09       primary
------------------ -------- ----------- ----------- ------------- -------- -------------------

MN44                     0          33          33            59     0.28    leached/mixed
                        33         165         132            77     0.52       primary
                       165      174.65        9.65            60     0.36       primary
------------------ -------- ----------- ----------- ------------- -------- -------------------

MN45                     0          30          30           207     0.10       leached
angled 65               30          35           5           312     0.97       enriched
235 azimuth             35      102.11       67.11           163     0.50       primary
------------------ -------- ----------- ----------- ------------- -------- -------------------
-
MN46                     0          10          10            44     0.05       leached
                        10          18           8            70     1.09       enriched
                        18       42.67       24.67            74     0.39       primary
------------------ -------- ----------- ----------- ------------- -------- -------------------

MN49                     0          67          67            70     0.02       leached
                        67          90          23            81     0.32        mixed
                        90          96           6           140     0.70       enriched
                        96      120.39       24.39            91     0.30       primary
------------------ -------- ----------- ----------- ------------- -------- -------------------

MN51                     0          39          39            48     0.03       leached
                        39          58          19            54     0.14        mixed
                        58          84          26            66     0.93       enriched
                        84      123.44       39.44            38     0.29       primary
------------------ -------- ----------- ----------- ------------- -------- -------------------

MN54                     0          93          93            72     0.07       leached
                        93         123          30            74     0.71       enriched
                       123      150.88       27.88            81     0.39       primary
------------------ -------- ----------- ----------- ------------- -------- -------------------

MN55                     0           9           9            37     0.18        mixed
                         9          13           4            97     1.11       enriched
                        13         135         122            84     0.41       primary
                       135      298.25      163.25            47     0.28       primary
------------------ -------- ----------- ----------- ------------- -------- -------------------

MN56                     0          57          57            31     0.19        mixed
angled 72               57         159         102            73     0.28       primary
225 azimuth            159      352.12      193.12            72     0.46       primary
------------------ -------- ----------- ----------- ------------- -------- -------------------

MN57                     0          32          32            79     0.11       leached
angled 70               32          38           6           139     1.02       enriched
135 azimuth             38         153         115           120     0.61       primary
                       153         210          57            64     0.33       primary
                       210      249.94       39.94            24     0.11       primary
------------------ -------- ----------- ----------- ------------- -------- -------------------

MN58                     0          42          42            82     0.17        mixed
                        42         127          85            84     0.44       primary
                       127         217          90            65     0.33       primary
                       217      300.23       83.23            79     0.60       primary
------------------ -------- ----------- ----------- ------------- -------- -------------------

MN59                     0          16          16            82     0.06       leached
angled 75               16          30          14            68     1.12       enriched
090 azimuth             30          87          57            81     0.49       primary
                        87         227         140            36     0.23       primary
                       227      275.84       48.84            66     0.54       primary
------------------ -------- ----------- ----------- ------------- -------- -------------------

MN60                     0          56          56             -        -      overburden
angled 60               56         171         115            41     0.27       primary
045 azimuth            171      233.17       62.17            57     0.47       primary
------------------ -------- ----------- ----------- ------------- -------- -------------------

MN61                     0          37          37                             overburden
angled 60               37          54          17           113     0.23        mixed
045 azimuth             54          75          21           141     0.81       enriched
                        75      227.08      152.08            70     0.24       primary
------------------ -------- ----------- ----------- ------------- -------- -------------------

MN62                     0          44          44             -        -      overburden
angled 60               44          52           8            61     1.49       enriched
045 azimuth             52         102          50            53     0.52       primary
                       102      210.31      108.31            41     0.22       primary
------------------ -------- ----------- ----------- ------------- -------- -------------------

MN63                     0          46          46                             overburden
angled 60               46          88          42           117     0.57       primary
045 azimuth             88         103          15            60     0.30       primary
                       103         163          60            66     0.40       primary
                       163      245.36       82.36            43     0.20       primary
------------------ -------- ----------- ----------- ------------- -------- -------------------

MN64                     0          29          29            70     0.33       primary
angled 75               29         299         270           112     0.56       primary
045 azimuth            299         378          79            60     0.35       primary
                       378      400.81       22.81            22     0.16       primary
------------------ -------- ----------- ----------- ------------- -------- -------------------

MN65                     0          35          35            88     0.14       leached
angled 80               35          70          35            89     0.34       primary
090 azimuth             70      420.62      350.62            75     0.52       primary
------------------ -------- ----------- ----------- ------------- -------- -------------------

MN66                     0          74          74            90     0.34       primary
angled 85               74         206         132            91     0.46       primary
270 azimuth            206      400.81      194.81            18     0.12       primary
------------------ -------- ----------- ----------- ------------- -------- -------------------

MN67                     0          36          36             -        -      overburden
angled 70               36         139         103           107     0.51       primary
045 azimuth            139      201.17       62.17            71     0.40       primary
------------------ -------- ----------- ----------- ------------- -------- -------------------

MN68                     0          14          14             -        -      overburden
                        14          46          32           178     0.15       leached
                        46         111          65           114     0.51       primary
                       111      201.41       90.41            50     0.21       primary
------------------ -------- ----------- ----------- ------------- -------- -------------------


Corriente is moving towards construction of a starter operation at its Mirador copper-gold operation. Mirador is one of the few new, sizeable copper projects available for near-term production. Corriente controls a 100% interest in over 50,000 hectares located within the Corriente Copper Belt, Ecuador. The Belt currently contains three copper and copper-gold porphyry deposits, Mirador, Panantza and San Carlos, as well as the newly discovered Mirador Norte prospect. Additional exploration activities will be ongoing, as six additional copper and copper-gold exploration targets have been identified in the Corriente Copper Belt to date.

The Qualified Person for this disclosure is John Drobe, P.Geo, Chief Geologist.

"Ken Shannon"

Kenneth R. Shannon
Chief Executive Officer

 For further information please contact Mr. Dan Carriere, Senior Vice-President at (604) 687-0449 or see our web site at www.corriente.com

Certain statements contained in this News Release constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company's plans to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the company's continuous disclosure filings as found at www.sedar.com .






              520 - 800 West Pender Street, Vancouver, B.C. V6C 2V6
          T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com
                                                  --------------------

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           CORRIENTE RESOURCES INC.
                               -------------------------------------------------
                                                (Registrant)

Date:   July 10, 2006          By:      /S/ DARRYL F. JONES
        ---------------                -----------------------------------------
                                       Name:   Darryl F. Jones
                                       Title:  Chief Financial Officer